UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2022

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2021

•Total Q4 operating revenues of $115.0 million and Adjusted EBITDA1 of $93.5 million.
•FLNG Hilli: Increased earnings from Brent Oil linked production, realized income increase of 45% on prior quarter to $12.9 million in Q4. Further 2022 earnings upside from Dutch Title Transfer Facility (“TTF”) linked production.
•Formation of Cool Company Limited (“CoolCo”) will reduce Golar's Contractual Debt1 by approximately $0.83 billion and will improve Golar’s cash and marketable securities position by $0.34 billion.
•Entered into a new $250.0 million undrawn corporate bilateral facility with Sequoia Investment Management to further increase financial flexibility and facilitate FLNG growth.
•Simplification process concluded, focus shift to FLNG growth projects.
•Awarded 2021 winner of North America Best ESG Energy Business Strategy by Capital Finance International.

The formation and funding of LNG shipping pure-play CoolCo marks the last major step of Golar LNG Limited’s (“Golar" or “the Company”) corporate simplification process. Over the last 12 months that process has involved the sale of assets and subsidiaries for a total enterprise value of approximately $6.2 billion and the refinancing of around $1 billion of debt. This has crystalized underlying value and significantly strengthened our cash and marketable securities position to more than $1.1 billion, facilitating attractive future growth. Golar will now focus on further increasing the value generated by FLNG Hilli and delivering FLNG Gimi to BP. We will seek further FLNG growth projects, leveraging on our market leading track record of FLNG development, construction and operations. We continue to make significant progress on new FLNG projects with existing and new prospective clients and expect a contract award within 2022.

The FLNG Hilli achieved another quarter of 100% commercial uptime. As announced in July 2021, production has seen a 0.2MTPA increase, effective Q1 2022, where the tariff for the incremental production is linked to TTF gas prices. Based on expected TTF linked earnings for Q1 of $22.1 million, $19.0 million for each of Q2 and Q3, and a current Q4 TTF forward price of $29/MMBtu, Golar's share of Hilli's 2022 TTF linked income is expected to be approximately $80 million. This can be expected to increase (or decrease) by $0.9 million for each $1.00/MMBtu change in the TTF forward price. Current customer of FLNG Hilli, Perenco is progressing with its drilling campaign with the purpose to take advantage of its one-time three year option expiring in July 2022 to increase production by up to 0.4mtpa from 2023-2026 on the same TTF linked tolling agreement.

FLNG Gimi is 80% technically complete. Pre-commissioning and testing of multiple systems is now underway with construction on track to meet the scheduled 2023 start-up date for the 20-year lease and operate agreement with BP. This will unlock around $3.0 billion of earnings backlog1 to Golar. Assuming current Brent oil and TTF prices prevail and Perenco is able to support production of 1.6mtpa from 2023, Golar's share of annual Adjusted EBITDA1 generation from Hilli and Gimi could exceed $400 million within 3 years, a quadrupling of 2021 FLNG related earnings.

The formation of CoolCo enables an attractive business separation of Golar’s 8 TFDE1 vessels, creating a leading market player for LNG shipping. By separating shipping activities from the FLNG segment, we allow for pure play exposures that may facilitate faster and more attractive growth for both business segments. Golar shares the enthusiasm of 38% CoolCo owner EPS Ventures Ltd. for further consolidation in the sector and sees some interesting near-term opportunities. As a result of the CoolCo transaction Golar will de-consolidate approximately $832.9 million of year-end Contractual Debt1
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

associated with the 8 TFDE1 vessels upon closing, expected during Q1 2022. Golar also expects to receive a cash settlement of approximately $217 million, whilst retaining meaningful exposure to an expected continued strengthening of LNG shipping fundamentals. Golar will equity account for its approximate 31% interest in CoolCo upon closing of the sale and purchase agreements.

The Company will continue to explore conversion, sale, or charter alternatives for its remaining steam turbine vessel Golar Arctic, and TFDE1 FSRU Golar Tundra. Golar Tundra is one of the highest-spec large FSRUs available in the market for potential charterers looking to secure a rapid backup source of gas. Recent political developments have enhanced the attractiveness of this position.

Financial Summary

(in thousands of $)	Q4 2021	Q4 2020	% Change	YTD 2021	YTD 2020	% Change
Net income/(loss) attributable to Golar LNG Ltd	6,843	8,126	(16)%	412,685	(273,557)	(251)%
Total operating revenues	115,048	118,684	(3)%	451,765	438,637	3%
Adjusted EBITDA	93,523	78,031	20%	312,650	278,676	12%
Golar's share of contractual debt [1]	2,239,496	2,151,089	4%	2,239,496	2,151,089	4%

Q4 highlights and recent events

Financial and corporate:

•Profitability: Net income attributable to Golar of $6.8 million, and Adjusted EBITDA1 of $93.5 million for the quarter, including:
◦A $51.6 million non-cash mark-to-market loss recognized on New Fortress Energy Inc. (“NFE”) shares based on a December 31, 2021 carrying value of $24.14 per share.
◦A $32.9 million non-cash gain recognized on Hilli Brent oil and TTF natural gas linked derivative instruments.
◦A $12.9 million realized gain on the Hilli Brent oil derivative. This is expected to further increase to around $16.5 million in Q1 2022.
•Hedges: Entered into swap arrangements to hedge 100% of Golar's exposure to Q2 and Q3 incremental Hilli TTF linked 2022 production at an average TTF price of $25.375/MMBtu.

Financing facilities:

•Unsecured Bond: Successfully placed USD $300.0 million Norwegian Bonds in October 2021.
•Convertible Bond: $315.6 million net outstanding balance of 2.75% $402.5 million Convertible Bonds as of December 31, 2021 redeemed on February 15, 2022.
•Credit Facility: $100.0 million December 2021 maturing Revolving Credit Facility ("RCF") repaid in November 2021. $131.0 million of new $200.0 million 3-year corporate RCF drawn on February 4, 2022.
•New Corporate Facility: Executed a new $250 million 7-year bilateral corporate facility with Sequoia Investment Management on February 11, 2022, secured by Golar's shareholding in FLNG Hilli and Gimi.
•Golar Tundra Loan: $158.0 million 5-year Golar Tundra facility that can be increased to $182.0 million executed in December 2021.
•CoolCo financing: agreed a new sustainability linked $570 million bank facility to finance the acquisition of 6 of the 8 carriers that CoolCo is acquiring from Golar. $240 million of existing lease financing on two vessels will be transferred to CoolCo.

FLNG:

•Utilization: Industry leading operations maintained with 100% commercial uptime by FLNG Hilli.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•FLNG Hilli now producing additional 0.2mtpa of agreed TTF linked 2022 production. Customer drilling campaign in progress to prove up additional reserves.
•Construction: FLNG Gimi conversion project 80% technically complete. Over 16-million man-hours worked with very strong safety record.
•Commercial: Continued progress on new FLNG projects with existing and new prospective clients. The Company expects a further contract award before year end 2022.
•Hilli earnings insulated from inflation by virtue of Brent oil and TTF commodity links. Gimi earnings protected by operating cost pass through provisions in contract.

Shipping:

•Shipping Rates: Q4 2021 TCE1 of $57,300 for the fleet, up 16% on Q3 2021 and 17% on Q4 2020.
•Utilization: Fleet utilization at 99%, in line with Q3 2021 and up on the 77% realized in Q4 2020.
•Time Charter: Fixed a carrier on a 12-month charter at around $100,000 per day in October 2021.
•Outlook: Attractive longer term rates hold up on the back of limited available tonnage despite near-term weakness in spot rates due to seasonality and fluctuations in regional LNG prices.

Financial Review

Business Performance:

	2021		2020
	Oct-Dec	Jul-Sep	Oct-Dec
(in thousands of $)	Total	Total	Total
Net profit/(loss)	44,645	(55,635)	38,642
Income taxes	1,175	152	383
Profit/(loss) before income taxes	45,820	(55,483)	39,025
Depreciation and amortization	26,464	26,489	26,826
Unrealized (gain)/loss on oil and gas derivative instruments	(32,944)	(64,092)	5,700
Other non-operating losses/(income), net	50,012	153,791	(5,682)
Interest income	(72)	(6)	(140)
Interest expense	13,553	13,763	15,217
Gains on derivative instruments	(8,950)	(581)	(2,120)
Other financial items, net	1,283	(227)	3,538
Equity in net (earnings)/losses of affiliates	(1,641)	718	148
Net (income)/loss from discontinued operations	(2)	117	(4,481)
Adjusted EBITDA (1)	93,523	74,489	78,031

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

	2021
	Oct-Dec				Jul-Sep
(in thousands)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	52,440	56,406	6,202	115,048	45,829	54,480	6,294	106,603
Vessel operating expenses	(9,892)	(11,907)	(4,461)	(26,260)	(16,216)	(13,243)	(2,477)	(31,936)
Voyage, charterhire & commission income/(expenses)	260	(150)	232	342	(1,211)	(150)	(25)	(1,386)
Administrative expenses/(income)	(187)	(212)	(7,551)	(7,950)	(204)	143	(8,542)	(8,603)
Project development expenses/(income)	—	(858)	266	(592)	—	(1,371)	70	(1,301)
Realized gain on oil derivative instrument(2)	—	12,935	—	12,935	—	8,862	—	8,862
Other operating income	—	—	—	—	2,250	—	—	2,250
Adjusted EBITDA(1)	42,621	56,214	(5,312)	93,523	30,448	48,721	(4,680)	74,489
(2) The line item “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the Condensed Consolidated Statements of Operations relating to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and natural gas derivative is split into: “Realized gains on oil derivative instrument” and “Unrealized gain/(loss) on oil and gas derivative instrument”. The unrealized component represents a mark-to-market gain of $32.9 million (September 30, 2021: $64.1 million gain and December 31, 2020: $5.7 million loss) on the embedded oil and gas derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause and 2022 contracted capacity increase clause of the Hilli LTA. The realized component amounts to $12.9 million (September 30, 2021: $8.9 million and December 31, 2020: $nil) and represents the income in relation to the Hilli LTA receivable in cash.

	2020
	Oct-Dec
(in thousands of $)	Shipping	FLNG	Corporate and other	Total
Total operating revenues	50,727	62,489	5,468	118,684
Vessel operating expenses	(14,629)	(11,677)	89	(26,217)
Voyage, charterhire & commission expenses	(5,792)	—	—	(5,792)
Administrative expenses	(795)	(871)	(6,921)	(8,587)
Project development expenses	(8)	(1,363)	(1,416)	(2,787)
Other operating income	2,730	—	—	2,730
Adjusted EBITDA (1)	32,233	48,578	(2,780)	78,031

We report today Q4 net income of $6.8 million attributable to Golar, and Adjusted EBITDA1 of $93.5 million, compared to a Q3 net loss attributable to Golar of $91.0 million, and Adjusted EBITDA1 of $74.5 million.

Total operating revenues increased from $106.6 million in Q3 to $115.0 million in Q4 and were further supported by a decrease in voyage, charter hire and commission expenses, down from $1.4 million in Q3 to $0.3 million credit in Q4. The increase in total operating revenues and decrease in voyage expenses was mainly attributable to a seasonally improved shipping performance.

Revenue from shipping, net of voyage, charter hire and commission expenses was $52.7 million and increased by $8.1 million from $44.6 million in Q3. The quarter began with quoted TFDE1 carrier headline spot rates at around $71,000 per day and ended with rates at around the same level, despite a significant spike in rates during the intervening period. Full fleet TCE1 earnings increased from $49,500 in Q3 to $57,300 in Q4 2021.

Total operating revenues from FLNG Hilli including base tolling fees and amortization of pre-acceptance deferred gains recognized increased $1.9 million to $56.4 million in Q4, against $54.5 million in Q3. Revenues from overproduction account for the $1.9 million Q4 increase. Total
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

overproduction revenues for 2021 amount to $3.2 million and Golar received payment for this in Q1 2022.

An insurance receipt in Q4 accounts for most of the $5.6 million decrease in vessel operating expenses, down from $31.9 million in Q3 to $26.3 million in Q4. As a result of an overhead streamlining exercise earlier in the year and reduced employee stock compensation costs, Administrative expenses decreased from $8.6 million in Q3 to $8.0 million in Q4. Project development expenses at $0.6 million for Q4 declined by $0.7 million, with most of the reduction attributable to a decrease in FLNG front end engineering and design costs.

The Brent oil linked component of Hilli's fees generates additional annual operating cash flows of approximately $3.1 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. As a result of rising prices, a $12.9 million realized gain on the oil derivative instrument (Golar 89.1% share equivalent to $11.5 million) was recorded in Q4, up from the $8.9 million realized in Q3.

A loss of hire claim in respect of a now repaired motor that failed on board one of the carriers accounts for the shipping related Other operating income of $2.3 million in Q3.

Depreciation and amortization, at $26.5 million was in line with the prior quarter.

The mark-to-market fair value of the Hilli Brent oil linked derivative asset increased by $18.4 million during the quarter, with a corresponding unrealized gain of the same amount recognized in the income statement. The fair value increase was driven by an upward movement in the expected future market price for Brent oil.

After entering into agreement with the customer in July 2021 to increase Hilli production by 0.2 million tons in 2022, a derivative asset, representing the fair value of the estimated discounted cash flows of payments due as a result of the TTF natural gas price linked additional 2022 production, was recognized on July 22, 2021. Like the Brent oil derivative above, the TTF derivative asset is adjusted to fair value at each balance sheet date and, on December 31, 2021, the value of this asset increased to $79.6 million. This resulted in the recognition of an unrealized TTF natural gas fair value gain in the income statement of $14.5 million in Q4. Together with the $18.4 million unrealized mark-to-market gain on the Brent oil derivative, a $32.9 million unrealized gain on oil and gas derivative instruments was reported in Q4.

A decline in the NFE share price between October 1 and December 31 resulted in the recognition of a Q4 unrealized mark-to-market loss of $51.6 million on Golar’s 18.6 million NFE shares. The fair value of these shares was $24.14 per share as of December 31, 2021. Netted against this was $1.9 million of dividend income from NFE following its dividend declaration on November 2, 2021. Together these accounted for most of the $50.0 million of other non-operating losses during the quarter.

Interest expense at $13.6 million was in line with the prior quarter. A further increase in interest swap rates contributed to a $9.0 million gain on derivative instruments in Q4, compared to a $0.6 million gain in Q3.

Equity in net earnings of affiliates of $1.6 million is comprised of Golar's 23% investment in small-scale services provider Avenir LNG Limited ("Avenir") and 50% stake in Egyptian Company for Gas Services. As it will have Board representation, Golar will also equity account for its 31% interest in affiliate, CoolCo. There will be no quarterly mark-to-market changes in the value of this investment. Indicative proforma results of the shipping segment, as at December 31, 2021 without the 8 TFDE1 LNG carriers is outlined in Appendix B.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Net income attributable to non-controlling interests relate to the Hilli, the Gimi and the finance lease lessor VIEs.

Balance Sheet and Liquidity:

Our cash position as at December 31, 2021 was $418.8 million. This was made up of $268.6 million of unrestricted cash1 and $150.2 million of restricted cash. Restricted cash includes $59.2 million relating to lessor-owned VIEs and $60.7 million relating to the Hilli Letter of Credit. Golar's total share of this cash position therefore amounts to $359.6 million. As of December 31, 2021 Golar also had an undrawn RCF of up to $200 million secured by its 18.6 million NFE shares. On February 4, 2022 $131.0 million was drawn against this facility and on February 15, the outstanding balance of our $402.5 million 2.75% convertible bond, of $317.3 million (including interest) was fully redeemed. The Company expects to repay the RCF upon receipt of the net sales proceeds from the CoolCo transaction.

On February 11, 2022 Golar entered into a new $250.0 million bilateral facility with Sequoia Investment Management secured by the Company's equity stakes in FLNG Hilli and Gimi. Available for drawdown until 30 June 2022 and carrying interest of LIBOR + 450-550bps subject to certain financial ratios, this facility has a tenor of 7-years with a bullet maturing in February 2029. Together with remaining cash on hand and approximately $217.0 million receivable in respect of the CoolCo transaction, this facility can be used for FLNG investments. Available funds for investment can be increased further using cash generated from operations and marketable securities.

Funding for FLNG	USD Million
December 31, 2021 Total Golar cash	360
Feb 04, 2022: Drawdown against $200m 3-year corporate RCF	131
Feb 15, 2022: Redeem balance of 2.75% $402.5 million Convertible Bond (incl. interest)	(317)
Q1 2022 Proceeds expected from CoolCo spin	217
Undrawn balance of $200m corporate RCF (up to)	69
Undrawn balance of $250m Corporate bilateral facility (up to)	250
Potential near-term funds available for FLNG investment without recourse to investments	710
Marketable securities:
NFE, Avenir, and CoolCo shares(3)	623
Net of corporate RCF secured by NFE investment	(200)
Upsized potential funding available for FLNG investment	1,133
(3) Based on values as of December 31, 2021 for NFE and Avenir and Golar 31% share of CoolCo at formation.

Inclusive of $10.5 million of capitalized interest, $27.3 million was invested in FLNG Gimi during the quarter, taking the total Gimi Asset under development balance as at December 31, 2021 to $877.8 million. Of this, $410.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are reported on a 100% basis. Golar's share of remaining capital expenditure, net of the Company's share of the remaining $290.0 million undrawn debt amounts to $210.0 million. Fees receivable during the final commissioning phase can fund a portion of this. Subsequent to the quarter end, a further $75.0 million has been drawn against the $700 million facility.

Included within the $1.1 billion current portion of long-term debt and short-term debt as at December 31, 2021, is $315.6 million in respect of the Convertible Bond, and $707.5 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with seven sale and leaseback financed vessels, including the Hilli. Upon closing of the CoolCo transaction, Golar will be left with one sale and leaseback financed asset (Hilli) and therefore one lessor-owned VIE subsidiary to consolidate.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Of the $2.9 billion of Vessels and equipment, net on the balance sheet, $1.38 billion relates to the 8 TFDE1 carriers being transferred to CoolCo. Based on the agreed average TFDE1 ship valuation of $145 million, the transfer value of these carriers amounts to $1.16 billion. Golar therefore expects to record a loss on sale of between $210-$230 million in Q1 2022. Golar's $125 million investment in CoolCo will be added to Investments in Affiliates on the balance sheet.

Of Golar's $2.2 billion share of Contractual debt as of December 31, 2021, $0.8 billion relates to the 8 TFDE1 vessels and will be removed from the balance sheet, leaving $1.4 billion. Net of Total Golar cash of $0.4 billion, Net Debt1 falls to around $1.0 billion. If marketable securities were to be taken into account, this figure reduces by a further $0.6 billion. Assuming current commodity prices prevail, 2022 Adjusted EBITDA1 could exceed $200 million. This should increase further in 2023 if Perenco exercise their option to increase Hilli production to 1.6mtpa, and should exceed $400 million after the first full year of Gimi operations, expected in 2024. Offering strong debt coverage, near-term earnings power and meaningful growth potential that can be financed, the simplified Golar is expected to be well positioned for new FLNG projects.

Corporate and Other Matters:

As at December 31, 2021, there were 108.2 million shares outstanding. There were also 1.5 million outstanding stock options with an average price of $17.65 and 0.4 million unvested restricted stock units awarded. Of the initial $50.0 million approved share buyback scheme, $25.5 million remains available for further repurchases which will be opportunistically pursued.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	+/- Net financial expense
+ Other non-operating income/expenses
+/- Income taxes
+/- Equity in net (losses)/ earnings of affiliates
+/- Net income attributable to non-controlling interests
+/- Unrealized loss/(gain) on oil derivative instrument
+ Depreciation and amortization
+ Impairment of long-term assets
		+ +/- Net income/(loss) from discontinued operations	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
Last Twelve Months (“LTM”) Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	The sum of the last four quarters Adjusted EBITDA (defined above)	Same as Adjusted EBITDA. The 12 month trailing metric removes the impact of seasonality on our results.
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

 Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity measures
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits (current and non-current)	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, we include restricted cash held by the lessor VIEs.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIEs.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2021	2021	2020
(in thousands of $)	Oct-Dec	Jul-Sep	Oct-Dec
Total operating revenues	115,048	106,603	118,684
Less: Liquefaction services revenue	(56,406)	(54,480)	(62,489)
Less: Vessel and other management fees	(6,202)	(6,294)	(5,468)
Time and voyage charter revenues	52,440	45,829	50,727
Less: Voyage and commission expenses	260	(1,210)	(5,792)
	52,700	44,619	44,935
Calendar days less scheduled off-hire days	920	901	920
Average daily TCE rate (to the closest $100)	57,300	49,500	48,800

Reconciliations - Liquidity Measures (Contractual Debt)

(in thousands of $)	December 31, 2021	September 30, 2021	December 31, 2020
Total debt (current and non-current) net of deferred finance charges	2,409,800	2,281,721	2,350,782
VIE consolidation adjustments	315,652	321,427	293,236
Deferred finance charges	32,125	24,816	28,749
Total Contractual Debt	2,757,577	2,627,964	2,672,767
Less: Golar Partners', Keppel's and B&V's share of the Hilli contractual debt	(395,081)	(404,231)	(431,678)
Less: Keppel's share of the Gimi debt	(123,000)	(123,000)	(90,000)
Golar's share of Contractual Debt	2,239,496	2,100,733	2,151,089
Please see Appendix A for the capital repayment profile of Golar’s contractual debt.

Reconciliations - Liquidity Measures (Total Golar Cash)

(in thousands of $)	December 31, 2021	September 30, 2021	December 31, 2020
Cash and cash equivalents	268,627	123,690	127,691
Restricted cash and short-term deposits (current and non-current)	150,165	144,480	163,181
Less: VIE restricted cash	(59,230)	(65,105)	(36,875)
Total Golar Cash	359,562	203,065	253,997

Non-US GAAP Measures Used in Forecasting
Revenue Backlog: Revenue backlog is defined as the minimum contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent Adjusted EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Earnings Backlog: Earnings backlog represents the share of contracted fee income for executed contracts less forecasted operating expenses for these contracts. In calculating forecasted operating expenditure, management has assumed that where there is an Operating Services Agreement the amount receivable under the services agreement will cover the associated operating costs, therefore revenue from operating services agreements is excluded.

Definitions
TFDE: Tri-fuel Diesel Electric engine
FSRU: Floating Storage Regasification Unit
Unrestricted cash: Unrestricted cash refers to our cash and cash equivalents

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “may,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•the possibility that the Cool Co spin-off will not close when expected or at all because conditions to the closing are not satisfied on a timely basis or at all, that Golar may be required to modify the terms and conditions of the spin-off or that the anticipated benefits of the spin-off are not realized as a result of among other things the weakness of the economy and competitive factors in the shipping sector;
•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•a decline or continuing volatility in the global financial markets, specifically with respect to our equity holding in NFE;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our vessel values and any future impairment charges we may incur;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•our ability to formalize a settlement agreement with authorities regarding tax benefits previously obtained under certain of our leasing agreements;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and NFE to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•changes in our ability to retrofit vessels as floating storage and regasification units (“FSRUs”) or floating liquefaction natural gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;

•changes in LNG carrier, FSRU, or FLNG charter rates, vessel values or technological advancements;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli and Gimi or to monetize our interest in NFE on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•changes in the performance of the pool in which certain of our vessels operate;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in our relationship with our affiliates and the sustainability of any distributions they pay us;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•our inability to achieve successful utilization of our fleet or inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports, or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

February 24, 2022
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS)

	2021	2021	2021	2020
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Time and voyage charter revenues	52,440	45,829	202,968	191,881
Liquefaction services revenue	56,406	54,480	221,020	226,061
Vessel and other management fees	6,202	6,294	27,777	20,695
Total operating revenues	115,048	106,603	451,765	438,637

Vessel operating expenses	(26,260)	(31,936)	(120,325)	(108,926)
Voyage, charterhire and commission expenses	342	(1,386)	(10,774)	(12,634)
Administrative expenses	(7,950)	(8,603)	(35,021)	(35,311)
Project development expenses	(592)	(1,301)	(2,787)	(8,891)
Depreciation and amortization	(26,464)	(26,489)	(105,952)	(107,923)
Total operating expenses	(60,924)	(69,715)	(274,859)	(273,685)

Other operating income/(loss)
Realized and unrealized gain/(loss) on oil and gas derivative instruments	45,879	72,954	202,998	(42,561)
Other operating gains	—	2,250	5,020	3,262
Total other operating income/(losses)	45,879	75,204	208,018	(39,299)

Operating income	100,003	112,092	384,924	125,653

Other non-operating (losses)/income	(50,012)	(153,791)	(361,928)	5,682

Financial income/(expense)
Interest income	72	6	139	1,572
Interest expense	(13,553)	(13,763)	(56,329)	(69,354)
Gains/(losses) on derivative instruments	8,950	581	26,013	(52,423)
Other financial items, net	(1,283)	227	(759)	(1,552)
Net financial expense	(5,814)	(12,949)	(30,936)	(121,757)

Income/(loss) before income taxes, equity in net income of affiliates and non-controlling interests	44,177	(54,648)	(7,940)	9,578
Income taxes	(1,175)	(152)	(1,740)	(981)
Equity in net income/(losses) of affiliates	1,641	(718)	1,080	(538)
Net income/(loss) from continuing operations	44,643	(55,518)	(8,600)	8,059

Net income/(loss) from discontinued operations	2	(117)	568,049	(175,989)

Net income/(loss)	44,645	(55,635)	559,449	(167,930)
Net income attributable to non-controlling interests	(37,802)	(35,320)	(146,764)	(105,627)

Net income/(loss) attributable to Golar LNG Limited	6,843	(90,955)	412,685	(273,557)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	2021	2021	2021	2020
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Net income/(loss)	44,645	(55,635)	559,449	(167,930)

Other comprehensive income/(loss):
Gain/(loss) associated with pensions, net of tax	4,968	(74)	5,006	(3,527)
Share of affiliate's comprehensive gains/(losses) from discontinued operations	—	—	(3,147)	(17,680)
Realized accumulated comprehensive losses on disposal of investment in affiliate		—	43,380	—
Other comprehensive income/(loss)	4,968	(74)	45,239	(21,207)
Comprehensive income/(loss)	49,613	(55,709)	604,688	(189,137)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited	11,811	(91,029)	457,924	(294,764)
Non-controlling interests	37,802	35,320	146,764	105,627
Comprehensive income/(loss)	49,613	(55,709)	604,688	(189,137)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2021	2020
	Dec-31	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	268,627	127,691
Restricted cash and short-term deposits (1)	77,337	100,361
Other current assets	576,149	39,863
Assets held for sale(2)	—	267,766
Amounts due from related parties	3,484	2,112
Total current assets	925,597	537,793
Non-current assets
Restricted cash	72,828	62,820
Investments in affiliates	52,215	44,385
Asset under development	877,838	658,247
Vessels and equipment, net	2,877,674	2,983,073
Other non-current assets	142,143	27,911
Total assets	4,948,295	4,314,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,050,851)	(982,845)
Amounts due to related parties	—	(12,006)
Other current liabilities	(256,806)	(185,355)
Total current liabilities	(1,307,657)	(1,180,206)
Non-current liabilities
Long-term debt (1)	(1,358,950)	(1,367,937)
Other long-term liabilities	(104,937)	(135,439)
Total liabilities	(2,771,544)	(2,683,582)

Equity
Stockholders' equity	(1,729,484)	(1,292,523)
Non-controlling interests	(447,267)	(338,124)

Total liabilities and stockholders' equity	(4,948,295)	(4,314,229)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

(2) On April 15, 2021, we have completed the GMLP and Hygo Mergers and consequently retrospectively presented our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments in Golar Partners and Hygo as net income/(loss) from discontinued operations and assets held for sale, respectively. In addition, we have retrospectively presented the cash flow activities arising from our held for sale investments as cash flows from discontinued operations.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2021	2021	2021	2020
	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited
OPERATING ACTIVITIES
Net income/(loss)	44,645	(55,635)	559,449	(167,930)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	26,464	26,489	105,952	107,923
Amortization of deferred charges and guarantees, net	1,046	692	3,049	3,890
Gain on disposal of long lived asset	—	—	—	(5,682)
Deconsolidation of lessor VIE	(25,888)	—	(25,888)	(4,809)
Equity in net losses of affiliates	(1,641)	718	(1,080)	538
Net (income)/loss from discontinued operations	2	117	(568,045)	175,989
Dry-docking expenditure	—	—	(1,591)	(10,622)
Compensation cost related to employee stock awards	498	1,141	3,520	5,421
Net foreign exchange losses/(gains)	(348)	187	466	3,221
Change in fair value of investment in listed equity securities	51,566	157,546	295,776	—
Change in fair value of derivative instruments	(8,459)	(1,753)	(27,016)	46,208
Change in fair values of oil and gas derivative instruments	(34,609)	(64,092)	(179,891)	45,100
Changes in assets and liabilities:
Trade accounts receivable	(1,151)	(3,639)	(1,247)	(4,178)
Inventories	542	117	998	(305)
Other current and non-current assets	(3,479)	(3,697)	978	(15,822)
Amounts due to/from related companies	(150)	(112)	(9,419)	11,632
Trade accounts payable	1,145	2,269	857	3,832
Accrued expenses	8,041	4,755	8,118	3,769
Other current and non-current liabilities	2,695	(6,667)	65,019	(52,392)
Net cash provided by operating activities	60,919	58,436	230,005	145,783
INVESTING ACTIVITIES
Additions to vessels and equipment	—	—	(925)	(3,880)
Additions to asset under development	(30,176)	(14,913)	(213,481)	(298,304)
Additions to investments in affiliates	—	—	(8,625)	(10,230)
Proceeds from subscription of equity interest in Gimi MS Corporation	8,531	4,060	25,403	11,081
Dividends from listed equity securities	1,304	3,725	5,029	—
Proceeds from disposal of long lived assets	—	—	—	190,131
Short-term loan advanced to related parties	(1,750)	—	(1,750)	—
Net cash used in continuing investing activities	(22,091)	(7,128)	(194,349)	(111,202)
Additions to investments in affiliates	—	—	—	(2,410)
Dividends received	—	—	460	10,584
Net proceeds from disposals of investments in affiliates	(25)	(2,043)	119,535	—
Short-term loan advanced to related parties	—	—	—	(45,000)
Proceeds from repayment of short-term loan advanced to related parties	—	—	—	45,000
Net cash (used in)/provided by discontinued investing activities	(25)	(2,043)	119,995	8,174
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	457,348	1,557	580,268	729,707
Repayments of short-term and long-term debt	(325,129)	(105,278)	(533,379)	(934,534)
Net proceeds from the issuance of equity	—	—	—	99,831
Cash dividends paid	(8,699)	(7,735)	(33,136)	(26,072)
Financing costs paid	(11,701)	(1,523)	(17,000)	(14,577)
Purchase of treasury shares	—	(6,656)	(24,484)	(16,650)
Net cash provided by/(used in) financing activities	111,819	(119,635)	(27,731)	(162,295)
Net increase/(decrease) in cash, cash equivalents and restricted cash	150,622	(70,370)	127,920	(119,540)
Cash, cash equivalents and restricted cash at beginning of period	268,170	338,540	290,872	410,412
Cash, cash equivalents and restricted cash at end of period	418,792	268,170	418,792	290,872

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2019 (Audited)	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(273,557)	(273,557)	105,627	(167,930)
Dividends	—	—	—	—	—	—	—	(26,340)	(26,340)
Employee stock compensation	—	—	5,671	—	—	—	5,671	—	5,671
Forfeiture of employee stock compensation	—	—	(250)	—	—	—	(250)	—	(250)
Restricted stock units vested	73	—	(73)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	11,081	11,081
Repurchase and cancellation of treasury shares	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)
Net proceeds from issuance of shares	12,068	—	88,187	—	—	—	100,255	—	100,255
Deconsolidation of lessor VIE	—	—	—	—	—	—	—	(4,809)	(4,809)
Other comprehensive loss	—	—	—	—	(21,207)	—	(21,207)	—	(21,207)

Balance at December 31, 2020 (Audited)	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2020 (Audited)	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net (loss)/income	—	—	—	—	—	412,685	412,685	146,764	559,449
Dividends	—	—	—	—	—	—	—	(37,136)	(37,136)
Employee stock compensation	—	—	4,330	—	—	—	4,330	—	4,330
Forfeiture of employee stock compensation	—	—	(809)	—	—	—	(809)	—	(809)
Restricted stock units vested	264	—	(264)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	—	25,403	25,403
Repurchase and cancellation of treasury shares	(1,985)	—	—	—	—	(22,499)	(24,484)	—	(24,484)
Realized accumulated comprehensive losses on disposal of investment in affiliate	—	—	—	—	43,380	—	43,380	—	43,380
Deconsolidation of lessor VIE	—	—	—	—	—	—	—	(25,888)	(25,888)
Other comprehensive loss	—	—	—	—	1,859	—	1,859	—	1,859
							—		—
Balance at December 31, 2021 (Unaudited)	108,223	—	1,972,859	200,000	(10,834)	(540,764)	1,729,484	447,267	2,176,751
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at December 31, 2021	GLNG's share of contractual debt as at December 31, 2021		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	315,646		315,646	(317,332)		(317,332)
Norwegian bond	299,403		299,403	—		—
Golar Arctic	29,178		29,178	(7,294)		(7,294)
Golar Frost (2)	54,708		54,708	(54,708)		(54,708)
Golar Tundra	158,000		158,000	(9,911)		(9,911)
Gimi	410,000	70%	287,000	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier (2)	124,250		124,250	(124,250)		(124,250)
Golar Kelvin (2)	120,362		120,362	(120,362)		(120,362)
Golar Ice (2)	122,552		122,552	(122,552)		(122,552)
Golar Snow (2)	125,547		125,547	(125,547)		(125,547)
Golar Crystal (2)	86,181		86,181	(86,181)		(86,181)
Golar Seal (2)	98,900		98,900	(98,900)		(98,900)
Hilli Episeyo	712,500	44.55%	317,419	(66,000)	44.55%	(29,403)
Golar Bear (2)	100,350		100,350	(100,350)		(100,350)

Total Contractual Debt	2,757,577		2,239,496	(1,233,387)		(1,196,790)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

(2) In January 2022, Golar and the CoolCo entered into a share purchase agreement (“Vessel SPA”) under which CoolCo will acquire the 8 vessels, from Golar. The completion of the Vessel SPA is subject to the receipt of certain approvals and third-party consents and the satisfaction of other customary closing conditions and is expected to occur in the first quarter of 2022. Consequently, we have presented the contractual debt pertaining to these 8 vessels as repayable in 2022.

The table below represents our anticipated contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2022	2023	2024	2025	2026

Non-VIE debt
2017 convertible bonds	(317,332)	—	—	—	—
Norwegian bond	—	—	—	—	(299,403)
Golar Arctic	(7,294)	(7,294)	(14,590)	—	—
Golar Frost	(54,708)	—	—	—	—
Golar Tundra	(9,911)	(9,911)	(9,911)	(9,911)	(118,356)
Gimi	—	—	(43,750)	(58,333)	(58,333)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(124,250)	—	—	—	—
Golar Kelvin	(120,362)	—	—	—	—
Golar Ice	(122,552)	—	—	—	—
Golar Snow	(125,547)	—	—	—	—
Golar Crystal	(86,181)	—	—	—	—
Golar Seal	(98,900)	—	—	—	—
Hilli Episeyo	(66,000)	(66,000)	(66,000)	(66,000)	(66,000)
Golar Bear	(100,350)	—	—	—	—

Total Contractual Capital Repayments	(1,233,387)	(83,205)	(134,251)	(134,244)	(542,092)

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	December 31, 2021	December 31, 2020

Restricted cash and short-term deposits	59,230	36,875

Current portion of long-term debt and short-term debt	(707,505)	(865,982)
Long-term debt	(465,737)	(625,119)
Total debt, net of deferred finance charges	(1,173,242)	(1,491,101)

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates. Between the timing of our Q4 2021 earnings release and the filing of our 2021 annual report on Form 20-F, in the event the consolidated lessor VIEs enter into binding refinancing agreements, the classification of debt between current and non-current and the interest expense may change due to alignment to the audited financial statements of our lessor VIE entities.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.

Golar LNG Limited

APPENDIX B

The table below provides the proforma results of our shipping segment, as of December 31, 2021 of our 8 TFDE LNG carriers.

(in thousands of $)	Shipping	Adjusted for: CoolCo Proforma Adjusted EBITDA	Remaining Shipping Proforma Adjusted EBITDA

Total operating revenues	202,968	(161,958)	41,010
Voyage, charterhire and commission expenses	(10,340)	709	(9,631)
Vessel operating expenses	(57,010)	49,447	(7,563)
Administrative expenses	(644)	586	(58)
Other operating income	5,020	(5,020)	—
LTM Adjusted EBITDA	139,994	(116,236)	23,758

(1) As of December 31, 2021, CoolCo proforma's LTM depreciation and amortization charge amounted to $43.4 million.